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                                                                  EXHIBIT 99.5


CONTACT:  Jeffrey J. Hattara          (NYSE--BMC)
     (612) 851-6030                   FOR IMMEDIATE RELEASE



                            BMC ANNOUNCES NEW CONTROLLER


May 18, 1998 -- Minneapolis, Minnesota -- BMC Industries, Inc. today announced that Steven E. Opdahl has joined the company as Corporate Controller. Jeffrey
L. Wright who previously served as Corporate Controller has been appointed Treasurer.

Mr. Opdahl will be responsible for the company's worldwide accounting operations. He has over 10 years of experience in accounting and finance positions, most recently with Famous Dave's restaurant chain where he served as Vice President Finance and Chief Financial Officer. Previously he was with Honeywell and Arthur Andersen & Company.

"We are very pleased that Steve Opdahl has joined the BMC team. His financial management experience will be a real asset in leading BMC into the future. Jeff Wright has added significant value to BMC as Corporate Controller, and I am pleased he has accepted his new responsibilities as Treasurer" said Jeff Hattara, Vice President of Finance and Administration and Chief Financial Officer.

BMC Industries is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's Common Stock is traded on the New York Stock Exchange under the symbol BMC.

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